
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 7, 2022

Lei Xia
Chief Executive Officer
ICZOOM Group Inc.
Room 102, Technology Bldg., International e-Commerce Industrial Park
105 Meihua Road
Futian, Shenzhen China, 518000

>   **Re: ICZOOM Group Inc.**
>   **Amendment No. 8 to Registration Statement on Form F-1**
>   **Filed May 27, 2022**
>   **File No. 333-259012**

Dear Mr. Xia:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 20, 2022 letter.

Amendment No. 8 to Registration Statement on Form F-1

Permission Required from the PRC Authorities for the Company's Operation and to Issue Our Class A Ordinary Shares to Foreign Investors, page 10

1. We note your response to our prior comment 1 and reissue in part. Please refer to the first paragraph. The disclosure here should not be qualified by materiality. Please make appropriate revisions to your disclosure and the applicable opinion paragraph, namely Section C(6), of Exhibit 99.7.

　　　　You may contact Scott Stringer at 202-551-3272 or Linda Cvrkel at 202-551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Donald Field at 202-551-3680 or Erin Jaskot at 202-551-3442 with any other questions.

　　　　　　　　　　　　　　　　　　Sincerely,

　　　　　　　　　　　　　　　　　　Division of Corporation Finance
　　　　　　　　　　　　　　　　　　Office of Trade & Services